FRANKLIN TEMPLETON INVESTMENTS

ONE FRANKLIN PARKWAY

SAN MATEO, CA  94403-1906

July 30, 2013

Via EDGAR Transmission

Rebecca Marquigny, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C.  20549

Subject:    Franklin Templeton Variable Insurance Products Trust, File Nos. 033-23493, 811-05583; Post-Effective Amendment No. 70 to Registration Statement on Form N-1A (the “Post-Effective Amendment”) to add Franklin Managed Volatility Global Allocation VIP Fund

                   (the “New Fund”)

Dear Ms. Marquigny:

On behalf of Franklin Templeton Variable Insurance Products Trust (“Registrant”), the following are Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), that you provided via telephone to Kristin Ives of Stradley Ronon Stevens & Young LLP on March 4, 2013,  with respect to the Post-Effective Amendment, which was filed on January 16, 2013 under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”).  Each comment from the Staff is summarized below, followed by Registrant’s response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Post-Effective Amendment.

Many of the comments provided to Registrant by the Staff focus on the investment by the New Fund of a portion of its assets in a wholly owned subsidiary organized under the laws of the Cayman Islands (the “Subsidiary”) to gain limited exposure to commodity markets in a tax efficient manner.  Those comments and Registrant’s responses thereto are set forth first below.

COMMENTS REGARDING THE SUBSIDIARY:

1.   Comment:  Please confirm that one or more directors of the Subsidiary will separately sign the registration statement of Registrant as it relates to the New Fund.

Response:  As indicated in Registrant’s undertakings included in Item 35(iv) of the Post-Effective Amendment, the directors of the Subsidiary, each of whom is also an officer of Registrant, will separately sign any future post-effective amendments to Registrant’s registration statement as they relate to the New Fund.

Rebecca Marquigny, Esquire

US Securities and Exchange Commission

July 30, 2013

2.   Comment:  Please confirm that the New Fund will have a custodian meeting the requirements of Section 17(f) of the 1940 Act.

Response:  The Bank of New York Mellon, the custodian for the New Fund, will also serve as the custodian for the Subsidiary.  The Bank of New York Mellon meets the requirements of Section 17(f) of the 1940 Act.

3.   Comment:  It is requested that the Subsidiary consent to service of process by the Commission and provide the Commission with access to the Subsidiary’s books and records.

Response:  As indicated in Registrant’s undertakings included in Item 35(ii) and (iii) of the Post-Effective Amendment, Registrant has undertaken to cause the Subsidiary to designate an agent in the United States for service of process by the Commission and to maintain a set of its books and records at an office located with the U.S. where the Commission and its Staff will have access to the books and records consistent with the requirements of Section 31 of the 1940 Act and the rules thereunder.  The Subsidiary has designated the undersigned as the agent for service of process.

4.   Comment:  Explain how the Subsidiary will comply with the requirements of Sections 10 and 16 of the 1940 Act with respect to its Board of Directors.

Response:  The directors of the Subsidiary initially were appointed pursuant to a written resolution of the original subscriber to the Memorandum of Association establishing the Subsidiary.  Changes in the identity of the directors of the Subsidiary, and any vacancy to be filled on its Board of Directors, would be approved by the New Fund.

The shareholders of the New Fund will not, however, vote for the election of the directors of the Subsidiary.  As we discussed, it is our understanding that other registered investment companies with Cayman Island subsidiaries were not required to provide shareholders of the investing funds with responsibility to elect the directors of the Cayman Island subsidiaries.

The Subsidiary will not comply with Section 10(a) of the 1940 Act relating to the composition of its Board of Directors because the Subsidiary is not required to be registered as an investment company under the 1940 Act.  The 1940 Act requires registered investment companies to have a particular amount of independent directors to police conflicts of interest as a general matter and take specific actions (e.g., select independent accountants and approve and renew investment management contracts).  To avoid additional complexity and expense, officers of Registrant serve as the Board of Directors of the Subsidiary.  The officers of Registrant serve at the pleasure of the Board of Trustees of Registrant.

We note that it is our understanding that other registered investment companies with Cayman Island subsidiaries (and other jurisdictions as well) are not required to comply with Section 10 of the 1940 Act, including other funds within Franklin Templeton Investments.

Rebecca Marquigny, Esquire

US Securities and Exchange Commission

July 30, 2013

5.   Comment:  Please confirm that the Subsidiary’s financial statements will be consolidated with those of the New Fund.

Response:  For presentation purposes to shareholders of the New Fund, the Subsidiary’s financial statements will be consolidated with those of the New Fund, consistent with the practice that is permitted by U.S. GAAP and has been explicitly permitted by the Staff of Commission in Gold Portfolio, No-Action Letter (pub. avail. April 29, 2008).

6.   Comment:  Please confirm that the New Fund will look through the Subsidiary for purposes of determining the New Fund’s compliance with:

•         its investment policies established pursuant to Section 8(b) of the 1940 Act;

•         affiliated party transactions pursuant to Section 17(a) and (d) of the 1940 Act;

•         custody requirements of Section 17(f) of the 1940 Act;

•         Section 18 of the 1940 Act and the limits thereof on leverage; and

•         Pricing of portfolio securities for purposes of Rule 22c-1 under the 1940 Act.

Response:  Registrant hereby confirms that, consistent with the Staff’s guidance in treating wholly owned subsidiaries as disregarded entities for purposes of the various provisions of the 1940 Act[1]  and for accounting purposes, the New Fund will look through (i.e., disregard the separate corporate existence of the Subsidiary) for purposes of determining the New Fund’s compliance with each of the above matters.  As a result, the Subsidiary individually may not be in compliance with each of these provisions – e.g., the Subsidiary will not comply with the disclosure requirements of Section 8(b)(1) because the Subsidiary is not required to be registered as an investment company under the 1940 Act.

7.   Comment:  Explain whether the trading and investment activities of the New Fund and the Subsidiary will be joint transactions for purposes of Section 17(d) under the 1940.

Response:  Registrant believes that such transactions will not constitute joint transactions for purposes of Section 17(d) because none of the self-dealing abuses that Section 17(d) and Rule 17d-1 are designed to prevent are present in the New Fund's investment in the Subsidiary.  The New Fund fully owns and controls the Subsidiary and both are ultimately under the supervision and control of Registrant’s Board of the Trustees.  Consistent with the import of the Staff’s previous comments set forth in this letter, the Staff clearly expects the New Fund to treat the Subsidiary as a disregarded entity, including with respect to Section 17.  Therefore, to conclude that the relationship between the New Fund and the Subsidiary raises Section 17(d) issues would require assuming that a fund could engage in a Section 17(d) transaction with itself, a result that is not within the scope of Section 17(d).

In addition, the Commission and the courts have recognized that, for an arrangement to be subject to Section 17(d) and Rule 17d-1, some element of combination or profit-sharing motive generally must be present.  We do not believe that the proposed arrangement presents the element of combination or profit.  In particular, we note that Franklin Advisers, Inc. (the “Manager”) has contractually agreed to waive advisory fees to be paid by the New Fund to the extent that the Subsidiary pays the Manager advisory fees, with a corresponding reduction in the fees received by any sub-advisor.  Consequently, neither the Manager nor any sub-advisor will realize any additional benefits from the arrangement.  Moreover, all profits of any sort that are earned by the Subsidiary will inure solely to the benefit of the New Fund, which is the 100% owner of the Subsidiary.  Finally, we note that the Staff has previously considered subsidiary arrangements similar to those proposed by the New Fund and did not find it necessary to address whether Section 17(d) or Rule 17d-1 applied to the proposed arrangements.  (See, e.g., Templeton Vietnam Opportunities Fund Inc. SEC No-Action Letter (pub. avail. Sept. 10, 1996) and South Asia Portfolio, SEC No-Action Letter (pub. avail. March 12, 1997).

[1]       See, e.g., Templeton Vietnam Opportunities Fund, SEC No-Action Letter (pub. avail. Sept. 10, 1996) and South Asia Portfolio, SEC No-Action Letter (pub. avail. March 12, 1997).

Rebecca Marquigny, Esquire

US Securities and Exchange Commission

July 30, 2013

8.   Comment:  Explain how Section 15 of the 1940 Act will apply to the investment management agreement between Franklin Advisers, Inc. (the “Manager”) and the Subsidiary (the “Subsidiary’s Advisory Agreement”).

Response:  Registrant confirms that the Subsidiary’s Advisory Agreement and any sub-advisory agreement relating to the Subsidiary was presented, and will be presented, to Registrant’s Board of Trustees for approval at an in-person Board meeting.  Thereafter, the Subsidiary’s Advisory Agreement and any sub-advisory agreement will be presented to Registrant’s Board of Trustees as part of the annual contract renewal process relating to the New Fund.

9.   Comment:  Please confirm that the Subsidiary’s Advisory Agreement and the New Fund’s final investment management agreements, once executed, will be filed as exhibits to Registrant’s Registration Statement.

Response:  Registrant undertakes to file the Subsidiary’s Advisory Agreement and the New Fund’s final investment management agreements, once executed, as exhibits to Registrant’s Registration Statement.

10. Comment:  Please confirm that the principal investment strategies and related risks of the Subsidiary have been disclosed in the New Fund’s prospectus and statement of additional information.

Response:  Registrant confirms its belief that the Post-Effective Amendment contains such disclosures.  Please note that the Subsidiary’s principal investment strategies and their related risks are the same as those of the New Fund with respect to the New Fund’s proposed investments in commodity-related investments.

11. Comment:  Please confirm whether or not the New Fund has any intention to sell or transfer the shares of the Subsidiary to a third party or parties.  Provide an analysis of whether the investment in those shares is an illiquid investment for purposes of the Staff’s position on the limitation in illiquid investments by an open-end registered investment company.

Response:  The New Fund does not have any intention to sell or transfer the shares of the Subsidiary to a third party or parties.  Consistent with the Staff’s position set forth in the no-action letters cited above and with Registrant’s response to Comment Nos. 5, 6 and 7 above, the New Fund will not include the shares it owns in the Subsidiary as an illiquid investment for purposes of the Staff’s position on the limitation on an open-end investment company’s investments in illiquid securities.  Rather, the New Fund will look through the Subsidiary and consider and monitor the liquidity of the investments held by the Subsidiary for purposes of the New Fund’s 15% limitation on illiquid investments.

Rebecca Marquigny, Esquire

US Securities and Exchange Commission

July 30, 2013

12. Comment:  With respect to the federal income tax status of the Subsidiary, please disclose whether the New Fund has received a private letter ruling from the Internal Revenue Service.  If not, please disclose the basis for concluding that the income from the Subsidiary constitutes “good income” or that the risks associated with any uncertain tax position have been disclosed.

Response:  The Fund has not received a private letter ruling, and Registrant has revised the disclosure accordingly.  Registrant  confirms that the risks associated with any uncertain tax position have been disclosed.

COMMENTS ON THE PROSPECTUS:

1.      Comment:  If Registrant intends to use a summary prospectus, please provide the legend that will be included on such summary prospectus in accordance with Rule 498(b)(1)(v) of the 1933 Act.

Response:  Registrant will include the required legend, in substantially the following form, in addition to other information, on the summary prospectus for the New Fund:

Before you invest, you may want to review the Fund’s prospectus, which contains more information about the Fund and its risks. You can find the Fund’s prospectus, statement of additional information and other information about the Fund online at franklintempleton.com/ftviptfunds. You can also get this information at no cost by calling 1-888-FRANKLIN or by sending an e-mail request to FTVIPTprospectus@franklintempleton.com. The Fund’s prospectus and statement of additional information, both dated May 1, 2013, as may be amended from time to time, are incorporated by reference into this Summary prospectus, which means that they are legally a part of this Summary prospectus.

2.      Comment:  In the fee table, please include in the headings the required disclosure on what the percentages indicate.

Response: Such disclosures have been added.

3.   Comment:  In the introduction to the fee table and elsewhere in the prospectus when discussing what other entities may invest in the New Fund, please use the term “fund of funds” consistently in lieu of “mutual funds.”

Response:  Such changes have been made.

4.   Comment:  With respect to the fee table, (a) consider deleting the line item “Maximum Sales Charge” because it is unnecessary and because other funds underlying variable insurance products do not include it; (b) if the New Fund has a short sale strategy, please include short sale expenses as a separate line item if such expenses are expected to be more than 5 basis points; if 5 basis points or less, include in “other expenses” and add a related footnote; and (c) please provide an explanation of how the New Fund calculated the 67 basis point estimated fee waiver.

Rebecca Marquigny, Esquire

US Securities and Exchange Commission

July 30, 2013

Response:   (a)  Such line item has been deleted.

(b)  The New Fund does not have short selling of portfolio securities as a principal strategy.  Therefore, there will be no such estimated expenses to include in its fee table.

(c)  The 67 basis point waiver is determined by 1.00% (management fees) + 0.50% (other expenses) – 0.83% (fee cap excluding 12b-1 fees and acquired fund fees and expenses) = 0.67%.

5.   Comment:  In the Example, please add $ signs before the numbers.

Response:  Such disclosure has been added.

6.   Comment:  On page 4, under “Principal Investment Strategies” and elsewhere where the New Fund discloses that it “currently intends” to invest in a certain fashion, please confirm that such disclosure will be updated when “currently intends” becomes no longer accurate.

Response:  Registrant confirms, on behalf of the New Fund, to update such disclosure when it would be necessary or appropriate.

7.   Comment:  With respect to the New Fund’s managed volatility strategy:

(a)  Either clarify the practical difference between hedging and the managed volatility strategy or if the two strategies are similar enough, disclose the managed volatility strategy in terms of hedging.

Response:  The disclosure currently states that the managed volatility strategy is employed “principally by focusing on investments that the investment manager believes offer attractive returns relative to the risks assumed and by hedging through the use of derivatives.”  Therefore, the managed volatility strategy involves more than just hedging through the use of derivatives.

(b)  With respect to the asset allocation component versus the managed volatility strategy, clarify how the investment manager decides to make a change in the asset allocation strategy versus a change through the managed volatility strategy.

Response:  Additional disclosure has been added to clarify when the investment manager may decide to change the New Fund’s asset allocation.

(c)  Please revise the following disclosure to be more plain English:  “bottom-up risk reduction investment strategies” and “an active portfolio construction process designed to select stocks that are expected to have low volatility and correspond generally to the performance (before fees and expenses) of specific minimum volatility domestic and international equity indices.”

Response:  Such disclosure has been revised.

8.   Comment:  With respect to the New Fund’s cash investments, do bank obligations include obligations of foreign as well as U.S. banks? If so, please disclose.

Rebecca Marquigny, Esquire

US Securities and Exchange Commission

July 30, 2013

Response:  The bank obligations include obligations of U.S. banks and of U.S. branches of foreign banks.  This disclosure is included in the Statement of Additional Information.  In response to your concern over the quality of the obligations of U.S. branches of foreign banks, please note that the disclosure states that any such obligations must be high quality/high grade.

9.   Comment:  As discussed, if accurate, please amend the last sentence of the fourth paragraph on page 5 to read as follows: “... as measured by widely recognized commodity indices.”

Response:  The disclosure was revised to refer to “various recognized commodity indices.”

10. Comment:  With respect to the first sentence of the second paragraph of the market risk factor, which reads “[i]individual stock prices tend to go up and down more dramatically than those of other types of investments” please consider the impact, if any, that derivatives have on this statement.

Response:  Such phrase has been revised.

11. Comment:  Please consider disclosing any percentage limitations that may be in place for the New Fund’s investments in derivatives.

Response:  Registrant believes that the current level and placement of disclosure regarding the New Fund’s anticipated use of derivatives appropriately describes the New Fund’s intended use thereof.  Any fund’s use of derivatives may be measured in a variety of ways depending upon a number of factors, including the particular type of derivative and how the derivative instrument is traded or settled, e.g., contractual value, notional value or market value.  Therefore, Registrant believes that disclosing percentage limitations may not be the most appropriate method of conveying to investors a fund’s proposed or anticipated use of particular derivatives or the risks related thereto.

12. Comment:  Please confirm whether or not the derivatives and ETFs to be used by the New Fund are sufficiently liquid such that liquidity risk is not a principal risk.

Response:  Registrant confirms its belief that the derivatives and ETFs to be used by the New Fund are liquid and therefore liquidity is not a principal risk with respect to those instruments.

13. Comment:  Please confirm that the risks associated with swaps to be used by the New Fund are included in the New Fund’s derivatives risk.

Response:  Registrant believes that the principal risks associated with the types of swaps to be used by the New Fund have been disclosed.

14. Comment:  Please confirm that repurchase agreements are not a principal investment strategy of the New Fund such that the risks of repurchase agreements should be considered a principal risk.

Response:  Repurchase agreements are not a principal investment strategy of the New Fund.

Rebecca Marquigny, Esquire

US Securities and Exchange Commission

July 30, 2013

15. Comment:  Under “Performance” in the Fund Summary, please add the substance of the disclosure provided for in Item 4(b)(i) for Form N-1A even though the New Fund does not have any performance information yet.

Response:  Registrant notes that this disclosure is not required by Form N-1A until the New Fund has at least one year of performance.  However, once the New Fund becomes available in conjunction with an insurance contract, Registrant will consider adding in information on how an investor may receive performance information.

16. Comment:  Under “Purchase and Sale of Fund Shares” in the Fund Summary, delete (or move elsewhere) the sentence that reads “In periods of market volatility, Fund assets may decline significantly, causing total annual fund operating expenses to become higher than the number shown in the fees and expense table above.”  This disclosure is not permitted in this section and is not unique to funds underlying variable insurance products.

Response:  Such disclosure has been removed from that section.

17. Comment:  Delete the last sentence under “Investment Management” on page 9 that reads: “Today, Franklin Templeton Investments is one of the largest mutual fund organizations in the United States and offers money management expertise spanning a variety of investment goals.”  The Staff notes that such disclosure is not included in the Franklin retail fund prospectuses.

Response:  Such disclosure has been removed.

18. Comment:  With respect to the exchange traded funds in which the New Fund currently intends to invest, please provide a list of the exemptive orders on which the New Fund intends to rely.

Response:  The New Fund intends to invest in: (a) the iShares ETFs in reliance on an order issued to the iShares Trust, et al., Investment Company Act Rel. No. 26006 (Apr. 15, 2003), as amended by an order issued to iShares Trust, et al., Investment Company Act Rel. No. 29172 (Mar. 10, 2010); and (b) the PowerShares ETFs in reliance on an order issued to PowerShares Exchange-Traded Fund Trust, et al., Investment Company Act Rel. No. 27743 (Feb. 27, 2007).

19. Comment:  In the Fund Details section, consider adding additional risk disclosures regarding the New Fund’s proposed investments through a Cayman Island subsidiary.

Response: As discussed in Registrant’s responses to Comment Nos. 10 and 12 above with respect to the Subsidiary, Registrant believes that the Fund Details describes the investment strategies and risks of the Subsidiary and has added disclosure regarding the related tax risks.

20. Comment:  In response to Item 9 of Form N-1A and the disclosure regarding the use of complex instruments, please confirm such complex instruments are used for both hedging and investment purposes within the managed volatility strategy.

Response:  The disclosure regarding the use of derivatives within the managed volatility strategy has been revised.

Rebecca Marquigny, Esquire

US Securities and Exchange Commission

July 30, 2013

21. Comment:  With respect to the Fund Details disclosure regarding the Commodity Exchange Act Exclusion, please revise the second sentence to read as follow: “Because the investment manager and the Fund intend to comply with the terms of the CPO exclusion, the Fund may, in the future, need to adjust its investment strategies, consistent with its investment goals, to limit its investments in these types of instruments.”  In the Statement of Additional Information, please make conforming changes and add that the New Fund and/or its investment manager may need to registered with the CFTC if they are unable to adjust their strategies to fit within the applicable exclusions.

Response:  Such changes have been made.

22. Comment:  Under “Management,” please ensure that the description of each portfolio manager’s business experience covers at least the past five years and includes what they did specifically during that 5 year period prior to joining Franklin Templeton Investments.

Response:  Additional disclosure responsive to this comment has been added.

23. Comment:  With respect to the manager of manager’s order that the New Fund intends to rely upon, please provide the order and notice file number and confirm that the disclosure meets the requirements of such exemptive order.

Response:  The New Fund intends to rely on the affiliated manager of managers order (the “Order”) received by the Manager and Franklin Templeton International Trust – Investment Company Act Rel. No. 30105 (Jun. 18, 2012) (notice) and Investment Company Act Rel. No. 30138 (Jul. 17, 2012) (order).  Registrant confirms that the disclosure in the New Fund’s prospectus and statement of additional information complies with the Order.

24. Comment:  Please conform the first sentence of the third paragraph under “Tax Considerations” with the first sentence in the first paragraph under “Buying Shares.”

Response:  The first sentence of the third paragraph under “Tax Considerations” has been revised.

25. Comment:  Under “Market Timing Trading Policy – Revocation of market timing trades,”  either (a) replace the words “cancelled or revoked” with “rejected” or disclose the time frame within which such trades may be cancelled or revoked.  Please be advised that the Staff to date has only permitted a time frame of up to two days to cancel or revoke a trade.

Response:  Registrant is aware of the Staff’s internal guidelines and seeks to administer its policy consistent with such guidelines.

26. Comment:  Under “Calculating Share Price,” please consider clarifying that the New Fund only uses fair valuation when market prices are not readily available or which may not be reliably priced.

Response:  We believe that the current disclosure appropriately discloses that fair valuation is used when market prices are not readily available or which are not reliable.

Rebecca Marquigny, Esquire

US Securities and Exchange Commission

July 30, 2013

COMMENTS ON THE SAI:

27.       Comment:  With respect to the New Fund’s fundamental investment restrictions regarding borrowing and issuing senior securities, where the New Fund is allowed to engage in such activities to the extent permitted by the 1940 Act, please provide cross references to where the 1940 Act’s limitations are discussed later in the SAI.

Response:  Such cross reference has been added.

28. Comment:  With respect to the New Fund’s fundamental investment restriction regarding lending, please provide a cross reference to the corporate loan disclosure.

Response:  Such cross reference has been added.

29. Comment:  In fundamental policy #7, concerning the New Fund’s concentration policy, please delete the phrase “or securities of other investment companies, whether registered or excluded from registration under Section 3(c) of the 1940 Act”, or otherwise explain to us why it is appropriate to include it.  For purposes of calculating concentration percentages, the New Fund should look through to the underlying fund holdings of affiliated investment companies and include them in the calculation of its concentration percentages.  The New Fund should also look through unaffiliated investment companies that it knows concentrates in a particular industry.

Response:  Registrant believes that it is appropriate to exclude investment companies from the New Fund’s fundamental investment restriction regarding concentration because Registrant does not believe that investment companies themselves represent an industry that has its own separately identifiable risks (e.g., technology, finance or natural resources).  This approach is consistent with Section 5(b) of the 1940 Act that excludes investment companies from the issuer diversification requirements.  (See also Franklin Templeton Groups of Funds, et al., SEC No-Action Letter (pub. avail. May 21, 1999),  which permits the Franklin Templeton Funds to include 3(c)(7) funds within the term “investment companies” for purposes of Section 5(b) of the 1940 Act.)  This approach is also consistent with the Staff’s comment that the New Fund should look through affiliated mutual funds and unaffiliated mutual funds which the New Fund knows to be concentrated, for purposes of calculating the New Fund’s concentration in any particular industry.

Registrant confirms that it will monitor its policy in light of the policies of the underlying funds in which it invests.

30. Comment:  With respect to the New Fund’s concentration policy, please change the concentration to mean “25% or more”, not more than 25%.

Response:  Registrant declines to accept this comment, which Registrant believes is contrary to the Commission’s published positions on industry concentration.  See Instruction 4 to Item 9(b)(1) on Form N-1A, and prior thereto, Guide 19.

31. Comment:  With respect to the New Fund’s fundamental investment policy regarding investments in commodities, please provide a cross reference to the discussion of the Cayman Island subsidiary.

Rebecca Marquigny, Esquire

US Securities and Exchange Commission

July 30, 2013

Response:  Such cross reference has been added.

32. Comment:  Please provide greater detail on whether Pelagos is a currently existing subadviser and has it been hired.

Response:  Such disclosure has been clarified.

33. Comment:  Please update the references to the Cayman Island subsidiary to reflect that such subsidiary has now been organized.

Response:  Such references have been updated.

34. Comment:  Please confirm that the information in the table on page 61 has been updated to include 2012 information.

Response:  Such information has been updated.

35. Comment:  Please provide greater detail about the specific conflicts of interest that each portfolio manager has.

Response:  Registrant believes that its disclosure regarding any “material conflicts that may arise” in connection with the portfolio manager(s)’ management of the New Fund is responsive to Item 20(a)(4) of Form N-1A and that the procedures adopted to mitigate any such conflicts are appropriate and reasonably designed.

*          *          *          *          *

Registrant acknowledges that:  (i) it is responsible for the adequacy of the disclosure in its filings; (ii) the Commission is not foreclosed from taking any action with respect to the filing; (iii) Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Karen L. Skidmore

Karen L. Skidmore

cc:     Kristin Ives, Esq.

         Stradley Ronon Stevens & Young LLP